UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

American Land Lease, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

027118108

(CUSIP Number)

Pamela J. Jones

The Considine Companies

4582 South Ulster Street, #405

Denver, CO 80237

(303) 640-3309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Michael V. Gisser, Esq.

Jonathan L. Friedman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, CA

(213) 687-5000

December 9, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

CUSIP No.: 027118108

1.	Name of reporting persons: Terry Considine
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[1]
3.	SEC use only
4.	Source of Funds PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States Citizen

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 817,799[2]
8. Shared voting power: 81,079[3]
9. Sole dispositive power: 817,799[4]
10. Shared dispositive power: 81,079[5]

11.	Aggregate amount beneficially owned by each reporting person: 898,878[6]
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 10.8%
14.	Type of reporting person: IN

[1]

The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3) (“Section 13(d)(3)”) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

[2]

Represents (i) 76,578 shares of common stock (the “Common Stock”) of American Land Lease, Inc. (the “Issuer”) and 106,928 shares of Common Stock subject to stock options that are held directly by Terry Considine and exercisable within 60 days, (ii) 262,331 shares of Common Stock exchangeable upon the conversion of an equal number of partnership units (the “OP Units”) of Asset Investors Operating Partnership, L.P. (the “Partnership”) for which the Issuer is the general partner, within 60 days, directly held by Terry Considine, (iii) 369,962 shares (consisting of 342,197 shares of Common Stock and 27,765 shares of Common Stock subject to the exchange of OP Units convertible into Common Stock within 60 days) held by Titahotwo Limited Partnership, RLLLP (“Titahotwo”), of which Terry Considine serves as the sole general partner, and (iv) 300, 400, 400 and 900 shares of Common Stock held by the Indenture Trust Dated December 16, 1997 For the Benefit of Tucker Teague Arrants, the Indenture Trust Dated July 21, 1999 For the Benefit of Devin Grace Arrants, the Indenture Trust Dated December 5, 2001 For the Benefit of William Galo Rhodes and the Indenture Trust Dated August 23, 2005 For the Benefit of Nicholas Teague Rhodes, respectively, of which Terry Considine is the trustee and may be deemed to have indirect beneficial ownership of the shares of Common Stock owned by these trusts. Terry Considine disclaims beneficial ownership in the shares of Common Stock under (ii), (iii) and (iv). Pursuant to the Partnership’s Agreement of Limited Partnership dated as of April 30, 1997, as amended, the OP Units are convertible by the limited partners for, at the option of the Partnership, either cash or common stock of the Issuer. The Partnership may elect to pay cash upon the conversion of the OP Units and as a result thereof, Terry Considine believes that he currently does not beneficially own the shares of Common Stock that may be exchanged upon conversion of the OP Units for purposes of Rule 13d-3 of the Exchange Act (“Rule 13d-3”); however, because the Partnership may elect to exchange shares of Common Stock for the OP Units, pursuant to Rule 13d-3, Terry Considine may be deemed to beneficially own shares of Common Stock that may be exchanged upon the conversion of the OP Units.

[3]

Represents 81,079 shares of Common Stock held by Considine Family Foundation (“CFF”), a non-profit foundation in which Terry Considine serves as a director and officer. Terry Considine disclaims beneficial ownership in the shares of Common Stock held by CFF.

[4]	See footnote 2 above.
[5]	See footnote 3 above.
[6]	See footnotes 2 and 3 above.

CUSIP No.: 027118108

1.	Name of reporting persons: Titahotwo Limited Partnership, RLLLP (“Titahotwo”)
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[7]
3.	SEC use only
4.	Source of Funds BK, PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Colorado

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 369,962[8]
8. Shared voting power: 0
9. Sole dispositive power: 369,962[9]
10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 369,962[10]
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 4.5%
14.	Type of reporting person: PN

[7]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).
[8]

Includes 27,765 shares of Common Stock that may be exchanged upon conversion of 27,765 OP Units. Pursuant to the Partnership’s Agreement of Limited Partnership dated as of April 30, 1997, as amended, the OP Units are convertible by the limited partners for, at the option of the Partnership, either cash or common stock of the Issuer. The Partnership may elect to pay cash upon the conversion of the OP Units and as a result thereof, Titahotwo believes that it currently does not beneficially own the shares of Common Stock that may be exchanged upon conversion of the OP Units for purposes of Rule 13d-3; however, because the Partnership may elect to exchange shares of Common Stock for the OP Units, pursuant to Rule 13d-3, Titahotwo may be deemed to beneficially own shares of Common Stock that may be exchanged upon the conversion of the OP Units. Titahotwo disclaims beneficial ownership of such shares of Common Stock that may be exchanged upon conversion of the OP units.

[9]	See footnote 8 above.
[10]	See footnote 8 above.

CUSIP No.: 027118108

1.	Name of reporting persons: Considine Family Foundation (“CFF”)
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[11]
3.	SEC use only
4.	Source of Funds PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Colorado

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 81,079
8. Shared voting power: 0
9. Sole dispositive power: 81,079
10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 81,079
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 1.0%
14.	Type of reporting person: OO

[11]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).

CUSIP No.: 027118108

1.	Name of reporting persons: Titaho Limited Partnership, RLLLP (“Titaho”)
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[12]
3.	SEC use only
4.	Source of Funds PF
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Colorado

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 213,436[13]
8. Shared voting power: 0
9. Sole dispositive power: 213,436[14]
10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 213,436[15]
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 2.6%
14.	Type of reporting person: PN

[12]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).
[13]	Represents (i) 201,090 shares of Common Stock and (ii) 12,346 shares of Common Stock subject to stock options exercisable within 60 days.
[14]	See footnote 13 above.
[15]	See footnote 13 above.

CUSIP No.: 027118108

1.	Name of reporting persons: Terry Considine 1998 April Trust (the “Trust”)
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[16]
3.	SEC use only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Colorado

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 213,436[17]
8. Shared voting power: 0
9. Sole dispositive power: 213,436[18]
10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 213,436[19]
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 2.6%
14.	Type of reporting person: OO

[16]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).
[17]

Represents (i) 201,090 shares of Common Stock and (ii) 12,346 shares of Common Stock subject to stock options exercisable within 60 days that are held by Titaho, for which the Trust is the general partner.

[18]	See footnote 17 above.
[19]	See footnote 17 above.

CUSIP No.: 027118108

1.	Name of reporting persons: Timothy M. Considine
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[20]
3.	SEC use only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States citizen

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 213,436[21]
8. Shared voting power: 0
9. Sole dispositive power: 213,436[22]
10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 213,436[23]
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 2.6%
14.	Type of reporting person: IN

[20]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).
[21]

Represents (i) 201,090 shares of Common Stock and (ii) 12,346 shares of Common Stock subject to stock options exercisable within 60 days that are held by Titaho, for which the Trust is the general partner. Because Timothy M. Considine is the trustee of the Trust, he may be deemed to have indirect beneficial ownership of the shares of Common Stock owned by Titaho, by virtue of his status as the trustee of the general partner. Timothy M. Considine disclaims beneficial ownership of the shares of Common Stock owned by Titaho.

[22]	See footnote 21 above.
[23]	See footnote 21 above.

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D of Terry Considine, Titahotwo Limited Partnership, RLLLP (“Titahotwo”), the Considine Family Foundation (“CFF”), Titaho Limited Partnership, RLLLP (“Titaho”), the Terry Considine 1998 April Trust (the “Trust”) and Timothy M. Considine (collectively with Terry Considine, Titahotwo, CFF, Titaho and the Trust, the “Reporting Persons”), filed December 6, 2004, as amended and restated by the Amendment No. 1 to Schedule 13D filed November 17, 2005, the Amendment No. 2 to Schedule 13D filed February 12, 2008 and the Amendment No. 3 to Schedule 13D filed April 25, 2008 (collectively, the “Statement”). Except as specifically amended by this Amendment No. 4, the Statement remains in full force and effect. Capitalized terms used and not otherwise defined in this Amendment No. 4 shall have the meanings given to them in the Statement.

The following items of the Statement are hereby amended as follows:

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

On December 9, 2008, the Issuer and Asset Investors Operating Partnership, L.P. (“AIOP”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GCP REIT II, a Maryland real estate investment trust (“Parent”), and GCP Sunshine Acquisition, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, the Purchaser will effect a cash tender offer (the “Tender Offer”) for all of the outstanding shares of common stock, par value $0.01 per share (“Common Stock”), of the Issuer, at $14.20 per share (the “Offer Price”), subject to applicable withholding tax, net to the seller in cash without interest. Whether or not the Tender Offer is consummated, pursuant to the terms and subject to the conditions in the Merger Agreement, Purchaser will be merged with the Issuer (the “Merger”) and Common Stock not acquired in the Tender Offer will be converted into the right to receive cash equal to the Offer Price. At or prior to the commencement of the Tender Offer, Purchaser will also either (i) direct AIOP to offer to redeem all its outstanding units of limited partnership (the “OP Units”) for cash equal to the Offer Price or (ii) offer to purchase all outstanding OP Units for cash equal to the Offer Price (the “OP Offer”).

In connection with the Merger Agreement, Terry Considine, Titahotwo and Titaho, along with Thomas L. Rhodes, Bruce D. Benson and Bruce E. Moore, each of whom is also a director of the Issuer (collectively, the “Securityholders”), entered into a Tender and Support Agreement, dated as of December 9, 2008, with Parent and Purchaser (the “Tender and Support Agreement”), pursuant to which each Securityholder has agreed, subject to the terms and conditions set forth therein, to tender in the Offer and OP Offer all of their shares of Common Stock and OP Units. The Securityholders also agreed to vote in favor of the Merger and against any alternative business combination transactions. In addition, the Securityholders granted to such persons as Parent designates a proxy to vote their shares, which proxy will be revoked automatically upon termination of the Tender and Support Agreement in accordance with its terms.

The foregoing descriptions of the Merger Agreement and the Tender and Support Agreement are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement and the Tender and Support Agreement are filed as Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The first sentence in Item 5(a) is hereby amended and restated as follows:

“As of December 9, 2008, there were issued and outstanding 7,937,943 shares of Common Stock.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following thereto:

The description of the Tender and Support Agreement set forth in Item 4 above, and the Tender and Support Agreement filed as Exhibit 2, are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit
1	Joint Filing Agreement dated November 10, 2004*

2	Agreement and Plan of Merger, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and Asset Investors Operating Partnership, L.P.**

3	Tender and Support Agreement, dated as of December 9, 2008, by and among GCP, GCP Sunshine Acquisition, Inc. and certain stockholders of American Land Lease, Inc.***

*	Previously filed.
**	Incorporated by reference to Exhibit 2.1 to American Land Lease, Inc.’s Form 8-K filed with the SEC on December 11, 2008.
***	Incorporated by reference to Exhibit 99.2 to American Land Lease, Inc.’s Form 8-K filed with the SEC on December 11, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2008	/s/ Terry Considine
Terry Considine

Dated: December 12, 2008	Titahotwo Limited Partnership, RLLLP

	By:	/s/ Terry Considine
	Name:	Terry Considine
	Title:	General Partner

Dated: December 12, 2008	Considine Family Foundation

	By:	/s/ Elizabeth C. Considine
	Name:	Elizabeth C. Considine
	Title:	President

Dated: December 12, 2008	Titaho Limited Partnership, RLLLP

	By:	/s/ Timothy M. Considine
	Name:	Timothy M. Considine
	Title:	Trustee for the general partner, Terry Considine 1998 April Trust

Dated: December 12, 2008	Terry Considine 1998 April Trust

	By:	/s/ Timothy M. Considine
	Name:	Timothy M. Considine
	Title:	Trustee

Dated: December 12, 2008	/s/ Timothy M. Considine
	Name:	Timothy M. Considine